SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

MARNETICS BROADBAND TECHNOLOGIES LTD.
(Translation of Registrant’s Name Into English)

10 Hayetzira Street, Ra’anana 43000 Israel
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

Resignation of the Board of Directors:

At a Meeting of the Board of Directors of the company held on December 15, 2004, the five (5) members serving on the Board of Directors, Messrs. Menachem Reinschmidt, Active Chairman of the Board, David Sheetrit and George Balot, as well as external Directors Mr. Moshe Rubin and Dr. Ora Setter, announced their resignations from the Board effective December 31, 2004.

The Company counsel, Attorney Oded Steiff, will continue to act for the company in its legal matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 3, 2005	MARNETICS BROADBAND TECHNOLOGIES LTD. BY: /S/ Oded Steiff —————————————— Oded Steiff, Attorney for Marnetics Broadband Technologies Ltd.